SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*




                        Cape Coastal Trading Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    139330203
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |_|    Rule 13d-1(b)

           |X|    Rule 13d-1(c)

           |_|    Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         139330203
--------------------------------------------------------------------------------

     1)     Names of Reporting Person

            S.S. or I.R.S. Identification No. of Above Person

                 Tudor Investment Corporation
            --------------------------------------------------------------------
                 22-2514825
            --------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
               -----------------------------------------------------------------
            (b)         X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)     SEC Use Only
                        --------------------------------------------------------
--------------------------------------------------------------------------------

     4)     Citizenship or Place of Organization           Delaware
                                                      --------------------------
--------------------------------------------------------------------------------

                        (5)  Sole Voting Power                        0
Number of Shares        --------------------------------------------------------
Beneficially            (6)  Shared Voting Power              1,944,125
Owned by Each           --------------------------------------------------------
Reporting Person        (7)  Sole Dispositive Power                   0
With                    --------------------------------------------------------
                        (8)  Shared Dispositive Power         1,944,125
--------------------------------------------------------------------------------

     9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              1,944,125
                                                            --------------------
--------------------------------------------------------------------------------

    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)     Percent of Class Represented by Amount in Row 9        9.5%
                                                            --------------------
--------------------------------------------------------------------------------

    12)     Type of Reporting Person (See Instructions)             CO
                                                            --------------------
--------------------------------------------------------------------------------

CUSIP No.         139330203
--------------------------------------------------------------------------------

     1)     Names of Reporting Person

            S.S. or I.R.S. Identification No. of Above Person

                 Paul Tudor Jones, II
            --------------------------------------------------------------------

            --------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
               -----------------------------------------------------------------
            (b)         X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)     SEC Use Only
                        --------------------------------------------------------
--------------------------------------------------------------------------------

     4)     Citizenship or Place of Organization           USA
                                                      --------------------------
--------------------------------------------------------------------------------

                        (5)  Sole Voting Power                        0
Number of Shares        --------------------------------------------------------
Beneficially            (6)  Shared Voting Power              2,089,334
Owned by Each           --------------------------------------------------------
Reporting Person        (7)  Sole Dispositive Power                   0
With                    --------------------------------------------------------
                        (8)  Shared Dispositive Power         2,089,334
--------------------------------------------------------------------------------

     9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              2,089,334
                                                            --------------------
--------------------------------------------------------------------------------

    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)     Percent of Class Represented by Amount in Row 9       10.2%
                                                            --------------------
--------------------------------------------------------------------------------

    12)     Type of Reporting Person (See Instructions)             IN
                                                            --------------------
--------------------------------------------------------------------------------

CUSIP No.         139330203
--------------------------------------------------------------------------------

     1)     Names of Reporting Person

            S.S. or I.R.S. Identification No. of Above Person

                 Tudor Proprietary Trading, L.L.C.
            --------------------------------------------------------------------
                 13-3720063
            --------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
               -----------------------------------------------------------------
            (b)         X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)     SEC Use Only
                        --------------------------------------------------------
--------------------------------------------------------------------------------

     4)     Citizenship or Place of Organization           Delaware
                                                      --------------------------
--------------------------------------------------------------------------------

                        (5)  Sole Voting Power                        0
Number of Shares        --------------------------------------------------------
Beneficially            (6)  Shared Voting Power                145,209
Owned by Each           --------------------------------------------------------
Reporting Person        (7)  Sole Dispositive Power                   0
With                    --------------------------------------------------------
                        (8)  Shared Dispositive Power           145,209
--------------------------------------------------------------------------------

     9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                145,209
                                                            --------------------
--------------------------------------------------------------------------------

    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)     Percent of Class Represented by Amount in Row 9        0.7%
                                                            --------------------
--------------------------------------------------------------------------------

    12)     Type of Reporting Person (See Instructions)             OO
                                                            --------------------
--------------------------------------------------------------------------------

CUSIP No.         139330203
--------------------------------------------------------------------------------

     1)     Names of Reporting Person

            S.S. or I.R.S. Identification No. of Above Person

                 The Tudor BVI Global Portfolio Ltd.
            --------------------------------------------------------------------

            --------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
               -----------------------------------------------------------------
            (b)         X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)     SEC Use Only
                        --------------------------------------------------------
--------------------------------------------------------------------------------

     4)     Citizenship or Place of Organization           Cayman Islands
                                                      --------------------------
--------------------------------------------------------------------------------

                        (5)  Sole Voting Power                        0
Number of Shares        --------------------------------------------------------
Beneficially            (6)  Shared Voting Power                275,673
Owned by Each           --------------------------------------------------------
Reporting Person        (7)  Sole Dispositive Power                   0
With                    --------------------------------------------------------
                        (8)  Shared Dispositive Power           275,673
--------------------------------------------------------------------------------

     9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                275,673
                                                            --------------------
--------------------------------------------------------------------------------

    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)     Percent of Class Represented by Amount in Row 9        1.3%
                                                            --------------------
--------------------------------------------------------------------------------

    12)     Type of Reporting Person (See Instructions)             CO
                                                            --------------------
--------------------------------------------------------------------------------

CUSIP No.         139330203
--------------------------------------------------------------------------------

     1)     Names of Reporting Person

            S.S. or I.R.S. Identification No. of Above Person

                 Witches Rock Portfolio Ltd.
            --------------------------------------------------------------------

            --------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
               -----------------------------------------------------------------
            (b)         X
               -----------------------------------------------------------------
--------------------------------------------------------------------------------

     3)     SEC Use Only
                        --------------------------------------------------------
--------------------------------------------------------------------------------

     4)     Citizenship or Place of Organization           Cayman Islands
                                                      --------------------------
--------------------------------------------------------------------------------

                        (5)  Sole Voting Power                        0
Number of Shares        --------------------------------------------------------
Beneficially            (6)  Shared Voting Power              1,668,452
Owned by Each           --------------------------------------------------------
Reporting Person        (7)  Sole Dispositive Power                   0
With                    --------------------------------------------------------
                        (8)  Shared Dispositive Power         1,668,452
--------------------------------------------------------------------------------

     9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              1,668,452
                                                            --------------------
--------------------------------------------------------------------------------

    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                              --------------------------------------------------
--------------------------------------------------------------------------------

    11)     Percent of Class Represented by Amount in Row 9        8.2%
                                                            --------------------
--------------------------------------------------------------------------------

    12)     Type of Reporting Person (See Instructions)             CO
                                                            --------------------
--------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               Cape Coastal Trading Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

               122 Ocean Park Blvd., Suite 307
               Santa Monica, California  90405

Item 2(a).     Name of Person Filing:

               Tudor Investment Corporation ("TIC")
               Paul Tudor Jones, II
               Tudor Proprietary Trading, L.L.C. ("TPT")
               The Tudor BVI Global Portfolio Ltd. ("BVI Portfolio") Witches Rock Portfolio Ltd. ("Witches Rock Portfolio")

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal business office of each of TIC and TPT is:

                           1275 King Street
                           Greenwich, CT 06831

               The principal business office of Mr. Jones is:

                           c/o Tudor Investment Corporation
                           1275 King Street
                           Greenwich, CT 06831

               The principal business office of each of Witches Rock Portfolio and BVI Portfolio is:

                           c/o CITCO
                           Kaya Flamboyan 9
                           P.O. Box 4774
                           Curacao, Netherlands Antilles

Item 2(c).     Citizenship:

               TIC is a Delaware corporation.
               Mr. Jones is a citizen of the United States.
               TPT is a Delaware limited liability company.
               Witches Rock Portfolio and BVI Portfolio are companies organized under the laws of the Cayman Islands.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.001

Item 2(e).     CUSIP Number:

               139330203

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
         (a)   [ ] Broker or Dealer registered under section 15 of the Act
         (b)   [ ] Bank as defined in section 3(a)(6) of the Act
         (c)   [ ] Insurance Company as defined in section 3(a)(19) of the Act
         (d) [ ] Investment Company registered under section 8 of the Investment Company Act
         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f) [ ] Employment Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement ncome Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)
         (g) [ ] Parent Holding Company, in accordance with section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
         (h)   [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership (As of December 29, 2005).

         (a)   Amount Beneficially Owned:  See Item 9 of cover pages

         (b)   Percent of Class:  See Item 11 of cover pages

         (c)   Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote
                     See Item 5 of cover pages
                     -----------------------------------------------------------
               (ii)  shared power to vote or to direct the vote
                     See Item 6 of cover pages
                     -----------------------------------------------------------
               (iii) sole power to dispose or to direct the disposition of
                     See Item 7 of cover pages
                     -----------------------------------------------------------
               (iv)  shared power to dispose or to direct the disposition of
                     See Item 8 of cover pages
                     -----------------------------------------------------------

               The shares of Common Stock reported herein as beneficially owned are owned directly by TPT (116,167 shares and warrants to purchase 29,042 shares), BVI Portfolio (215,738 shares and warrants to purchase 59,935 shares), and Witches Rock Portfolio (1,334,762 shares and warrants to purchase 333,690 shares). The warrants to purchase shares of Common Stock are immediately exercisable at an exercise price of $5.85 per share and expire on December 29, 2010. Because TIC provides investment advisory services to Witches Rock Portfolio and BVI Portfolio, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons. TIC expressly disclaims such beneficial ownership. In addition, because Mr. Jones is the controlling shareholder of TIC and the indirect controlling equity holder of TPT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC and TPT. Mr. Jones expressly disclaims such beneficial ownership.


Item 5.  Ownership of Five Percent or Less of a Class.

               Not applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
           Security Being Reported on By the Parent Holding Company.

               Not applicable

Item 8.  Identification and Classification of Members of the Group.

               See cover pages

Item 9.  Notice of Dissolution of Group.

               Not applicable

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         Dated: January 3, 2005


                                         TUDOR INVESTMENT CORPORATION


                                         By:       /s/ Stephen N. Waldman
                                             -----------------------------------
                                             Stephen N. Waldman
                                             Managing Director and Associate
                                             General Counsel




                                             /s/ Paul Tudor Jones, II
                                         ---------------------------------------
                                             Paul Tudor Jones, II



                                         TUDOR PROPRIETARY TRADING, L.L.C.


                                         By:       /s/ Stephen N. Waldman
                                             -----------------------------------
                                             Stephen N. Waldman
                                             Managing Director and Associate
                                             General Counsel


                                         THE TUDOR BVI GLOBAL PORTFOLIO LTD.

                                         By: Tudor Investment Corporation,
                                             Trading Advisor

                                             By:        /s/ Stephen N. Waldman
                                                 -------------------------------
                                                 Stephen N. Waldman
                                                 Managing Director and Associate
                                                 General Counsel

                                         WITCHES ROCK PORTFOLIO LTD.

                                         By: Tudor Investment Corporation,
                                             Investment Adviser


                                             By:      /s/ Stephen N. Waldman
                                                 -------------------------------
                                                 Stephen N. Waldman
                                                 Managing Director and Associate
                                                 General Counsel